UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 333-127635

CUSIP NUMBER 40052G107

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2013

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gryphon Gold Corporation
Full Name of Registrant

N/A
Former Name if Applicable

748 S Meadows Drive, Ste A9
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced a delay in completing the necessary disclosures and finalizing its financial statements with its independent public accountant in connection with its Annual Report on Form 10-K for the year ended March 31, 2013 (the "Annual Report"). As a result of this delay, the registrant was unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William B. Goodhard	(303)	956-2410
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 31, 2013, the registrant entered into a joint venture with Waterton Global Value, LP (“Waterton”). In connection with the joint venture, the registrant converted its wholly-owned subsidiary, Borealis Mining Company, from a Nevada corporation into a Nevada limited liability company (as converted, “Borealis”). Shortly thereafter, it entered into a Contribution Agreement with Waterton and its affiliate, Borealis Holdings LLC (“Holdings”), whereby the registrant assigned 6,000,000 units of Class A membership interest, or 60% of the equity ownership, of Borealis (the “Sale”) to Holdings in consideration for Waterton forgiving $17 million, or approximately two-thirds, of the total amount owed by the registrant under a credit facility between Waterton and the registrant.

Due to the Sale, there will be a significant change in the registrant’s results of operations from fiscal 2012 to fiscal 2013. However, the registrant is still in the process of conducting an audit, and cannot at this time give a reasonable estimate of the results of operations for this fiscal year.

GRYPHON GOLD CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2013	By:	/s/ William B. Goodhard
William B. Goodhard
	Title:	Interim Chief Executive Officer